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April 26, 2016

Jennifer Monick

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Resorts International

Form 10-K for the fiscal year ended December 31, 2015

Filed February 29, 2016

File No. 001-10362

Dear Ms. Monick:

Enclosed for filing with the Securities and Exchange Commission (the “Commission”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated April 18, 2016. The Commission’s letter set forth specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

Set forth below is the Company’s response to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of the response.

Ms. Jennifer Monick April 26, 2016 Page 2	MILBANK, TWEED, HADLEY & McCLOY LLP

Liquidity and Capital Resources

Principal Debt Arrangements, page 44

1.	We note your response to comment 2. In future filings, please provide a reconciliation of Credit Agreement EBITDA and highlight that the measure is included as a material item affecting liquidity and not as a measure used by management to evaluate performance. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that on April 25, 2016 it entered into a new credit agreement with the lenders party thereto which replaced the existing credit agreement in its entirety. This credit agreement no longer has a requirement that the Company maintain a minimum trailing four-quarter EBITDA. As a result, the Company will not include Credit Agreement EBITDA in future filings as it is no longer a material item affecting liquidity. The Company has disclosed the material terms and conditions associated with the new credit agreement on a Form 8-K filed on April 25, 2016.

Financial Statements

Consolidated Statements of Operations, page 68

2.	We note your response to comment 3. We continue to be unclear how you determined it was unnecessary to present goodwill impairment losses as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless such goodwill impairment loss is associated with a discontinued operation. Please confirm that you will separately present goodwill on the face of the income statement in future periodic filings or advise. Please refer to ASC 350-20-45-2.

The Company confirms that it will separately present goodwill impairment charges on the face of its income statement in future periodic filings, beginning with its Form 10-K for the year ended December 31, 2016 or, should a goodwill impairment charge be incurred during an interim period in 2016, in the next periodic filing in which such goodwill impairment charge is incurred.

Note 6 – Investments in and Advances to Unconsolidated Affiliates

Grand Victoria, page 80

3.	We note your response to comment 3. In future periodic filings, please provide a sensitivity analysis regarding your long-term growth rate assumption.

Ms. Jennifer Monick April 26, 2016 Page 3	MILBANK, TWEED, HADLEY & McCLOY LLP

The Company confirms that it will expand its disclosure to include a sensitivity analysis regarding its long-term growth rate assumption when the 2015 Grand Victoria write-down is described in the Company’s Form 10-K for the year ended December 31, 2016, as set forth in the following draft disclosure:

At December 31, 2015, the Company reviewed the carrying value of its Grand Victoria investment for impairment due to a greater than anticipated decline in operating results due in part to a continued loss of market share to video gaming terminals, as well as a decrease in forecasted cash flows compared to the prior forecast. The Company used a blended discounted cash flow analysis and guideline public company method to determine the estimated fair value from a market participant’s viewpoint. Key assumptions included in the discounted cash flow analysis were estimates of future cash flows including outflows for capital expenditures, a long-term growth rate of 2% and a discount rate of 10.5%. Key assumptions in the guideline public company method included business enterprise value multiples selected based on the range of multiples in Grand Victoria’s peer group. As a result of the analysis, the Company determined that it was necessary to record an other-than-temporary impairment charge of $17 million at December 31, 2015, based on an estimated fair value of $123 million for the Company’s 50% interest. The Company performed a sensitivity analysis surrounding its long-term growth rate assumption and noted that if a long-term growth rate of 1.5% had been used, the resulting estimated fair value of the Company’s 50% interest in Grand Victoria would have been approximately $120 million. The Company intends to, and believes it will be able to, retain its investment in Grand Victoria; however, due to the extent of the shortfall and the Company’s assessment of the uncertainty of fully recovering its investment, the Company has determined that the impairment was other-than-temporary.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:

•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood
Robert C. Selwood
Executive Vice President – Chief Accounting Officer